As Filed with the Securities and Exchange
Commission on December 20, 2006                     Registration No.  333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                            Zurich Financial Services
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                   Switzerland
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784

  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
  (Address, including zip code, and telephone number, including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466
                          [X] immediately upon filing
                             [ ] on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                              Proposed maximum      Proposed maximum     Amount of
                 Title of each class of                     Amount             Aggregate price          aggregate       registration
              Securities to be registered              to be registered         per unit (1)        offering price (1)      fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American          47 million              $.05                 $2,350,000         $251.45
Depositary Receipts, each American Depositary Share        American
evidencing registered shares of Zurich Financial          Depositary
Services.                                                   Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (No. 333-12676) previously filed by the registrant.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15), (16) and (18)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (4), (12), (13), (15) and (18)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15), (16) and (18)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraphs (13), (14), (15) and (18)

         (vi)     The deposit or sale of securities         Paragraphs (12), (13), (15), (17) and (18)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph  (11)
                  inspect the transfer books of the
                  Depositary and the list of holders
                  of receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6), (8) and (22)
                  or withdraw the underlying securities

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs (14), (18), (19) and (21)
                  Depositary

(3)      Fees and Charges                                   Paragraphs (7) and (8)

Item 2.  Available Information

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
2(a)     Statement that Zurich Financial Services           Paragraph (11)
         furnishes the Commission with certain public
         reports and documents required by foreign law or
         otherwise under Rule 12g3-2(b) under the
         Securities Exchange Act of 1934 and that such
         reports and documents can be inspected by
         holders of American Depositary Receipts and
         copied at public reference facilities maintained
         by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      * (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of October 16, 2000, among Zurich Financial Services (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each
Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      * (2) Form of Letter Agreement from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

      (3) Every material contract relating to the deposited securities between the Depositary and the Issuer of the deposited securities in effect at any time within the last three years - See (1) above.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

----------

* Incorporated by reference to Form F-6 Registration Statement No. 333-12676 filed by the Registrant with the Commission in 2000.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of October 16, 2000, among Zurich Financial Services, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 18, 2006.

                                                    By: THE BANK OF NEW YORK,
                                                          as Depositary

                                                    By: /s/ David S. Stueber
                                                        ------------------------
                                                        Name:  David S. Stueber
                                                        Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, Zurich Financial Services has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Switzerland on November 15, 2006 and December 12, 2006.

                                                ZURICH FINANCIAL SERVICES

                                            By: /s/  Patrick O'Sullivan
                                                -------------------------------
                                                Name:  Patrick O'Sullivan
                                                Title:   Group Finance Director

                                            By: /s/  Andres Christen
                                                -------------------------------
                                                Name:  Andres Christen
                                                Title:   Company Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on November 15, 2006 and December 12, 2006.

Name                                                 Title
----                                                 -----

/s/ James J. Schiro
----------------------
James J. Schiro                                      Chief Executive Officer

/s/ Patrick O'Sullivan
----------------------
Patrick O'Sullivan                                   Group Financial Officer

/s/ Joachim Masur
----------------------
Joachim Masur                                        Group Controller

/s/ Manfred Gentz
----------------------
Manfred Gentz                                        Director

/s/ Philippe Pidoux
----------------------
Philippe  Pidoux                                     Director and Vice Chairman

/s/ Rosalind Gilmore
----------------------
Rosalind Gilmore                                     Director

Name                                                 Title
----                                                 -----

/s/ Vernon Sankey
----------------------
Vernon Sankey                                        Director

/s/ Tom de Swaan
----------------------
Tom de Swaan                                         Director

/s/ Dana Mead
----------------------
Dana Mead                                            Director

/s/ Thomas Escher
----------------------
Thomas Escher                                        Director

/s/ Rolf Watter
----------------------
Rolf Watter                                          Director

/s/ Armin Meyer
----------------------
Armin Meyer                                          Director

/s/ Fred Kindle
----------------------
Fred Kindle                                          Director

/s/ Don Nicolaisen
----------------------
Don Nicolaisen                                       Director

/s/ Gerhard Schulmeyer
----------------------
Gerhard Schulmeyer                                   Director

/s/ David Bowers
----------------------
David Bowers                                         Authorized Representative
                                                      in the United States

                                INDEX TO EXHIBITS

Exhibit
 Number
---------

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)         Certification under Rule 466.